

Mail Stop 3233

August 27, 2015

<u>Via E-mail</u>
Ms. Erin N. Ruhe
Vice President, Treasurer and Controller
Homefed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 92008

> **Re:** **HomeFed Corporation**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-10153**

Dear Ms. Ruhe:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Item 1.</u>

<u>Our Businesses</u>

Otay Ranch, pages 3 and 4

1. We note that your Otay Ranch project was approved. Your disclosure indicates that you made a $1 million university endowment payment and a 50 acre land dedication effectively for the university in the City of Chula Vista. Please tell us how you have accounted for the land dedication and the endowment payment in your financial statements. In your response, please specifically tell us the financial statement captions where these payments were recorded.

Fanita Ranch, page 4

2. We note your disclosure that the approval you had received from the City of Santee to construct approximately 1,400 residential units was rescinded during 2013, and it appears you have incurred significant additional expenditures and propose to incur more to obtain a new approval. We also note that no impairments were taken during each of the three years ended December 31, 2014. Please tell us how you considered the rescindment of approval during 2013 and subsequent events within your impairment testing for Fanita Ranch.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. To the extent material, please disclose internal costs capitalized (e.g., payroll, interest, etc.) for each period related to real estate development.

Financial Statements

Note 1. Summary of Signficant Accounting Policies

4. Please enhance your policy disclosure related to below market lease intangibles to address the amortization period utilized and to discuss below market lease renewals.

Note 2. Acquisition, pages F-11 to F-12

5. We note your disclosure indicates that 7.5 million shares were issued to Leucadia in connection with the 2014 acquisition transaction and that Leucadia has approximately a 65% interest in your common stock at December 31, 2014 (including interest held in the stock prior to the acquisition transaction). Please provide a discussion which summarizes how you determined which party was the accounting acquirer in the 2014 business combination. Within your response, please cite guidance which you considered in reaching your conclusion under Sections 810 and 805-10, as applicable, of the Accounting Standards Codification. Additionally, within your response, please summarize the general terms of the agreement that you have with Leucadia such that Leucadia will limit its vote to no more than 45% of the outstanding voting securities and discuss the general nature of why this agreement was established, whether there are any exceptions, time expirations, or assignment provisions that may allow Leucadia to vote above the 45% level.

Note 3. Investments, pages F-14 and F-15

6. We note your disclosure of your Series 2006B Bonds issued by the City of Myrtle Beach, South Carolina and in particular, that you have identified that Level 3 unobservable inputs are used to fair value these investments which you have classified as held-to-maturity investments. Please enhance your disclosures within Management's Discussion

and Analysis of Financial Condition and Results of Operations to adequately discuss your methodology for estimating the fair value for these non-traded securities. Reference is made to 820-10-50-1 and 2 of the Accounting Standards Codification.

<u>Note 6. Equity Method Investments, page F-16</u>

7. We note that you have provided summarized financial information for your equity method investments related to BRP. Please file audited financial statements under Rule 3-09 of Regulation S-X, or tell us why you believe such financial statements are not required.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities